Exhibit 10.39

November 29, 2019

Christine Perich
402 Wood Street
Fort Collins, CO 80524
Re:    Employment Agreement
Dear Christine:
This letter amends and supersedes your employment letter dated March 25, 2019, and any prior formal or informal agreement regarding your employment by Craft Brew Alliance, Inc. (the “Company”), with the exception of any confidentiality, noncompetition, and/or nonsolicitation agreement(s) you have entered into with the Company.
This letter constitutes your Employment Agreement (this “Agreement”) with the Company, effective November 29, 2019 (the “Effective Date”). You and the Company are collectively referred to in this Agreement as “the Parties” (or individually as a “Party”). This Agreement sets forth the terms and conditions of your employment with the Company as its Chief Financial and Strategy Officer, Executive Vice President, and Treasurer as of the Effective Date. Capitalized terms not otherwise defined in the body of this Agreement have the meanings set forth on Exhibit A.
1.Term

The term of this Agreement shall be from the Effective Date through December 31, 2020 (the “Contract Term”), subject to Section 3 of this Agreement, provided, however, that, in the event that, prior to December 31, 2020, the Company enters into an agreement providing for a Change in Control Event or the Company experiences a Change in Control Event, the Contract Term will extend to the later of (a) the second anniversary of the Change in Control Event and (b) December 31, 2020. In the event of a termination by either Party without Cause or Good Reason on or before the end of the Contract Term, the terminating Party shall provide the other Party with at least 30 days’ written notice of termination. For the avoidance of doubt, the Agreement and Plan of Merger (the “Merger Agreement”), by and between Anheuser-Busch Companies, LLC, Barrel Subsidiary, Inc. and the Company, dated as of November 11, 2019, constitutes an agreement providing for a Change in Control Event and the consummation of the transactions contemplated by the Merger Agreement constitutes a Change in Control Event.
2.Compensation and Benefits

2.1    Base Compensation

As of the Effective Date, your base salary rate for the Contract Term is $290,000.

2.2    Short-Term Incentive Compensation

You will be eligible for short-term incentive (“STI”) compensation under the Company’s Annual Cash Incentive Plan. Your total STI target amount for the nine months ending December 31, 2019, is $141,375 (65% of base salary rate prorated for nine months). The payout of the STI award will be based on the achievement of corporate performance goals previously established by the Company’s Compensation Committee (“the Committee”) for STI awards for fiscal 2019 (70% of the total), as well as on individual performance goals (“MBOs”) approved by the Committee (30% of the total), with the level of achievement of such goals determined by the Committee by March 15, 2020. Payment of the resulting STI cash incentive amount will be made no later than March 31, 2020, provided that you remain employed through that date. Similarly, your total STI target amount for fiscal 2020 will be 65% of your base salary rate approved by the Committee for 2020. Incentive compensation payable based on achievement of your fiscal 2020 STI performance goals will be paid no later than March 15, 2021, provided that you remain employed through the end of the Contract Term.
2.3    Long-Term Incentive Compensation

You will also be eligible to participate in the Company’s 2014 Stock Incentive Plan (or its successor), with awards to be evidenced by award agreements substantially in the applicable form previously approved by the Committee, as follows:
(a)Effective April 1, 2019, you received three awards of restricted stock units (“RSUs”). The first award of RSUs was for a number of shares with a value equal to $16,312.50, based on the closing price of the Company’s common stock on February 21, 2019, and vesting on March 31, 2020. The second award was for a number of shares with a value equal to $43,500, based on the closing price of the Company’s common stock on February 21, 2019, and vesting on December 31, 2020. The third award was for a number of shares with a value equal to $65,250, based on the closing price of the Company’s common stock on February 21, 2019, and vesting on March 31, 2022.

(b)Also effective on April 1, 2019, you received three awards of performance shares (“PSUs”), as follows:

(i)The first award of PSUs was for a number of shares with a value of $50,750, based on the closing price of the Company’s common stock on February 21, 2019, and tied to the performance goals and with the terms established by the Committee for performance share awards granted in 2017. To the extent vested, the first award of PSUs will be settled no later than April 30, 2020, provided that you remain employed through that date.
(ii)The second award of PSUs was for a number of shares with a value of $101,500, based on the closing price of the Company’s common stock on February 21, 2019, and tied to the performance goals and with the terms established by the Committee for performance share awards granted in 2018. To the extent vested, the second award of PSUs will be settled no later than March 15, 2021, provided that you remain employed through the end of the Contract Term.
(iii)The third award of PSUs was for a number of shares with a value of $152,250, based on the closing price of the Company’s common stock on February 21, 2019, and tied to the performance goals and with the terms established by the Committee for performance share awards granted in 2019. To the extent vested, the third award of PSUs will be settled no later than April 30, 2022, provided that you remain employed through that date.

(c)In the first quarter of 2020, you will receive similar awards of RSUs and PSUs with a total value on the grant date equal to 75% of your base salary approved by the Committee for 2020.

2.4    Employee Benefits

You are eligible to participate in employee benefit programs made available to the Company’s executive officers. You will receive paid time off consistent with the policies for executive officers of the Company.
2.5    Payroll Deductions and Tax Withholding
All compensation payable pursuant to this Agreement, whether in cash, shares of the Company’s common stock, or other property, will be subject to required tax withholdings and other payroll deductions.
3.Termination & Severance

3.1    Termination During Contract Term

Except as provided in Section 3.2, in the event that (a) the Company terminates your employment effective on a date prior to or as of the end of the Contract Term for any reason other than Cause or (b) you terminate your employment prior to or as of the end of the Contract Term due to Good Reason, the Company will continue to pay you your then current base salary for 12 months from your termination date (the “Severance Period”). The severance payments under this paragraph shall not exceed two times the lesser of (y) the sum of your annualized compensation based upon your base salary rate in the year preceding the year in which your employment is terminated (adjusted for any increase during that year that was expected to continue indefinitely if your employment had not terminated) and (z) the applicable dollar limit under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Code”), for the calendar year in which your employment is terminated.
In addition, if you become entitled to severance pay under the first paragraph of this Section 3.1, the Company will also make a lump sum payment to you within 45 days of your termination of employment in an amount equal to the amount necessary to pay your COBRA premiums for continuation of group health insurance coverage during the Severance Period based on such premiums in effect on the date of your termination.
3.2    Termination in Connection with a Change in Control Event.

In the event that (a) the Company experiences a Change in Control Event and (b) either (i) the Company terminates your employment effective on a date prior to the second anniversary of the Change in Control Event for any reason other than Cause or (ii) you terminate your employment prior to the second anniversary of the Change in Control Event due to Good Reason, and (c) in the case of a Change in Control Event described in Paragraph (c) of the definition of Change in Control Event, you represent and warrant that, as of the termination of your employment, you have not entered into any understanding or arrangement with the acquiring individual or entity regarding future employment, the Company will (A) make a lump sum payment to you within 45 days of the termination of your employment equal to the sum of: (1) your then current monthly base salary (or, if greater, your monthly base salary as in effect immediately prior to the Change in Control Event) multiplied by 18; (2) an amount equal to the amount necessary to pay your COBRA premiums for continuation of group health insurance coverage for 18 months based on such premiums in effect on the date of your termination (or, if greater, your COBRA premiums as in effect immediately prior to the Change in Control Event); and (3) your full target STI bonus amount for the year in which your termination of employment occurs (or, if greater, your full target STI bonus amount for the year in which the Change in Control Event occurs) and (B) effective immediately prior to your termination of employment: (x) fully vest all Restricted Stock Units; (y) fully vest and cause to become immediately exercisable all outstanding stock options granted to you prior to the Change in Control Event; and (z) pay out, within 45 days following your termination of employment, any applicable outstanding Performance Share Award based, as determined in the reasonable discretion of the Compensation Committee, on the pro rata portion of the performance period that has lapsed and the extent to which progress towards the applicable performance goals has been achieved; provided, however, that each outstanding Performance Share Award shall be treated as earned and vested at no less than 33% of the target amount. The payments and benefits under this Section 3.2 are in lieu of the benefits under Section 3.1, and in no event will you be paid benefits under both Sections 3.1 and 3.2.
Notwithstanding the foregoing, in the event that (A) the Company experiences a Change in Control Event described in Paragraph (c) of the definition of Change in Control Event and (B) prior to the date of payment under this Section 3.2 you accept a position with the acquirer of the Company’s assets, which in any other Change in Control Event would not justify a termination for Good Reason under clause (b)(ii) of the preceding paragraph, all benefits under Sections 3.1 and 3.2 will be forfeited.
The Parties agree and acknowledge that their intent is that none of the benefits payable under this Section 3.2 shall constitute an “excess parachute payment” under Section 280G of the Code that would give rise to an excise tax under Section 4999 of the Code or a loss of deduction under Section 280G of the Code. To give effect to that intent, and notwithstanding any other provision of this Agreement to the contrary, the Parties specifically agree that the aggregate amount of the benefits payable to you or for your benefit that constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code, under this Agreement or any other agreement or arrangement between you and the Company, shall not exceed 2.99 multiplied by your “base amount,” as defined in Section 280G(b)(3) of the Code (the “Maximum Benefit Amount”). The Company shall make all calculations and determinations under this Section 3.2 (including application and interpretation of the Code and related regulatory, administrative and judicial authorities) in good faith, which calculations and determinations shall be binding on you absent manifest error. The Company shall provide you with a reasonable opportunity to review and comment on the Company’s calculations. If at any time it is determined that the amount paid to you or for your benefit pursuant to this Agreement or any other agreement or arrangement between you and the Company exceeded the Maximum Benefit Amount, you shall immediately repay the excess to the Company, together with interest from the date of original payment to you at the discount rate applicable under Section 280G(d)(4) of the Code.
3.3    Termination at End of Contract Term

At least 60 days prior to expiration of the Contract Term, the parties will meet and discuss whether to continue this Agreement in some form. If the parties have not negotiated a replacement agreement or renewal of this Agreement at expiration of the Contract Term, this Agreement shall terminate (except with respect to any obligations that expressly extend beyond termination, including but not limited to the obligations set forth in Sections 3.1 and 3.2, above).
3.4    Release of Claims
The Company will require you to execute an appropriate general release of all claims that you may have relating to your employment with the Company and termination of your employment as a condition to your receipt of any severance payments or other benefits under this Agreement other than those required by law or provided to employees generally. If such general release of claims is not executed within 30 days following the date your employment with the Company is terminated, all severance payments and other benefits payable after such 30‑day period will be forfeited, and you agree to repay any severance payments, and the value of other benefits, paid to you during such period.
4.Nonsolicitation and Confidentiality

You acknowledge and agree that you have previously executed and delivered the Employee Noncompetition and Nonsolicitation Agreement attached hereto as Exhibit B prior to the Effective Date.
5.Signing and Retention Bonuses

You previously received a cash signing bonus of $37,700, plus a one-time award of unrestricted shares of the Company’s Common Stock with a value equal to $65,250, based upon the per share closing price of the Common Stock on the Effective Date. In addition, if you remain employed with the Company under this Agreement through March 31, 2020, you will remain entitled to a one-time, lump-sum cash retention bonus on that date equal to 65% of the total STI award paid to you under the Company’s Annual Cash Incentive Plan for 2019; provided that such payment will not be more than $91,894 or less than $56,550 (“Retention Bonus”). If you fail, for any reason, to remain employed with the Company through March 31, 2020, you will not be entitled to the Retention Bonus.
6.Code Section 409A

For purposes of this Agreement, a termination of your employment will be deemed to occur only when or if there has been a “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1(h). The severance payments and other benefits under this Agreement are intended to be exempt from the requirements of Section 409A of the Code by reason of all payments under this Agreement being either “short-term deferrals” within the meaning of Treasury Regulation Section 1.409A-1(b)(4) or separation pay due to involuntary separation from service under Treasury Regulation Section 1.409A-1(b)(9)(iii). All provisions of this Agreement shall be interpreted in a manner consistent with preserving these exemptions.
7.Severability

In the event that a court of competent jurisdiction determines that a provision of this Agreement is unenforceable or not fully enforceable, the Parties agree that this Agreement is severable and should be enforced to the full extent allowed by law to best effectuate the intentions of the Parties.
8.Successors

(a)    This Agreement is personal to you, and, without the prior written consent of the Company, shall not be assignable by you other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by your legal representatives.
(b)    This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Except as provided in Section 10(c), without your prior written consent, this Agreement shall not be assignable by the Company.
(c)    The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.
9.Code of Conduct

By your signature below, you agree to comply with the Company’s Code of Conduct and Ethics as in effect from time to time, and to be subject to the Company’s policies and procedures in effect from time to time for senior executives of the Company.
10.Indemnification

As an officer of the Company, you will be covered by the indemnification obligations to officers of the Company under the Company’s Articles of Incorporation and by the Company’s liability insurance policy covering directors and officers.
We look forward to having you as a member of our team for years to come.
Sincerely,
/s/Andrew J. Thomas
Andrew J. Thomas
Chief Executive Officer
Acknowledged and Agreed:
/s/Christine Perich                 Date: November 29, 2019
Christine Perich
Attachments:     Exhibit A (Definitions)
Exhibit B (Employee Confidentiality/Proprietary Information Agreement)

EXHIBIT A
Definitions
1.    “Cause” shall mean that (a) you have willfully engaged in conduct which has substantially and adversely impaired the interests of the Company; (b) you have been convicted of or pled guilty or no lo contendere to a felony crime, other than a traffic offense; (c) you have engaged in conduct which constitutes a violation of a significant Company policy or the Company’s Code of Conduct and Ethics as in effect from time to time, which conduct has substantially and adversely impaired the interests of the Company; or (d) you have repeatedly refused to obey lawful directions of the Board. Following a Change in Control Event, for purposes of this definition, no act or failure to act, on your part, shall be considered willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board [or upon the instructions of the Chief Executive Officer or a senior officer of the Company] or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company. The cessation of your employment shall not be deemed to be for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to you and you are given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, you are guilty of the conduct constituting Cause, and specifying the particulars thereof in detail. Following a Change in Control Event, for purposes of this definition, Board shall mean the board of directors of the ultimate parent entity of the Company or its successor. Any notice of termination for Cause pursuant to subsections (c) or (d) shall be made in writing, which notice shall set forth in detail all acts or omissions upon which the Company is relying for such termination and which shall provide you at least thirty days to cure same.
2.    “Change in Control Event” shall mean the occurrence of any of the following events:
(a)    Any one person or entity, or more than one person or entity acting as a group (as defined in Treasury Regulation Section 1.409A-3), acquires ownership of stock of the Company that, together with stock previously held by the acquirer, constitutes more than 50 percent of the total fair market value or total voting power of the Company’s stock, including, without limitation, any such acquisition pursuant to a merger involving the Company or any of its subsidiaries. If any one person or entity, or more than one person or entity acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the Company’s stock, the acquisition of additional stock by the same person or entity or persons or entities acting as a group does not cause a Change in Control Event. An increase in the percentage of stock owned by any one person or entity, or persons or entities acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property, is treated as an acquisition of stock; or
(b)    A majority of the members of the Board is replaced during any 12‑month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of appointment or election; or
(c)    Any one person or entity, or more than one person or entity acting as a group, acquires (or has acquired during the 12‑month period ending on the date of the most recent acquisition by that person or entity or persons or entities acting as a group) assets from the Company that have a total gross fair market value equal to at least 75 percent of the total gross fair market value of all the Company’s assets immediately prior to the acquisition or acquisitions. Gross fair market value means the value of the Company’s assets, or the value of the assets being disposed of, without regard to any liabilities associated with these assets.
In determining whether a Change in Control Event has occurred, the attribution rules under Section 318 of the Code will apply to determine stock ownership. The stock underlying a vested option is treated as owned by the individual who holds the vested option, and the stock underlying an unvested option is not treated as owned by the individual who holds the unvested option.
3.    “Good Reason” shall mean the occurrence of one or more of the following events without your consent: (a) a material reduction in your base compensation; (b) a material reduction in your authority, duties, status, reporting requirements or responsibilities as the Company’s Chief Financial and Strategy Officer (including any such reduction occurring solely as a result of the Company’s ceasing to be a publicly traded entity); (c) a material reduction in the authority, duties, or responsibilities of the person or persons to whom you report (including, if applicable, a requirement that you report to a Company officer or employee instead of reporting directly to the Board or, following a Change in Control Event, the board of directors of the ultimate parent entity of the Company or its successor); (d) a relocation of your principal office to a location that is more than 35 miles from its current location; or (e) the failure of any successor of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place; or (e) a material breach of this Agreement by the Company; provided, however, that “Good Reason” shall only be deemed to have occurred if: (i) within 90 days after the initial existence of the circumstances constituting “Good Reason,” you provide the Company with a written notice describing such circumstances; (ii) the Company fails to cure the circumstances within 30 days after the Company receives your notice; and (iii) you terminate your employment with the Company within 90 days of the date of your notice.

EXHIBIT B
EMPLOYEE CONFIDENTIALITY AND NONSOLICITATION AGREEMENT
In consideration of and as a condition of the granting of employment with Craft Brew Alliance, Inc. (“Company”), Employee agrees as follows:

1.
Covenant Not To Hire Or Solicit Other Employees. Subject to applicable state law requirements, Employee will not during Employee’s employment and for a period of two (2) years after termination of Employee’s employment employ in any business competitive with or otherwise similar to that of Company’s any current employee of Company or any employee of Company whose employment with Company terminated within the previous thirty (30) days, nor will Employee otherwise solicit or induce or attempt to solicit or induce any current employee of Company to terminate his or her employment with Company for any reason.

2.
Confidentiality. Employee agrees, both during Employee’s employment and after termination of Employee’s employment, to protect and preserve as confidential and to not disclose to any person or entity or use any and all Confidential Information, as defined below, acquired during Employee’s employment with Company. “Confidential Information” is defined as: financial information related to the operation of Company’s business; all formulas, recipes, and procedures relating to the production of Company’s products and all information related to such production; Company’s unique marketing plans; and the preferences of Company’s customers, but does not include information considered part of the public domain.

3.
No Violation of Other Obligations. I certify that my working for Company does not violate any contractual obligations I owe to any third party. I will not disclose to Company or use during my employment any trade secrets or other confidential information of any third party without that party’s consent. I acknowledge that Company wishes me to abide strictly by the terms of valid and enforceable obligations I have to prior employers. I will inform my manager/supervisor whenever I believe a task I am to perform for Company could jeopardize my ability to abide by those obligations.

4.
Company Materials. All notes, files, data, disks, tapes, reference items, sketches, drawings, memoranda, records, and other materials in whatever form in any way relating to any of the information referred to in paragraph 2 above or otherwise to Company’s business shall belong exclusively to Company. Employee agrees to immediately turn over to Company, without retaining any copies, all such materials in Employee’s possession or under Employee’s control at any time at the request of Company or, in any event, upon the termination of Employee’s employment with Company for any reason.

5.
Work Made For Hire. All creative work, including but not limited to computer programs or models, templates, marketing plans, designs, graphics, techniques, processes, documentation, formulae, products, and technical information prepared or originated by Employee for Company at any time during Employee’s employment with Company, constitutes work made for hire. All rights to this work, as well as enhancements and modifications to it, are owned by Company; and, in any event, Employee hereby assigns to Company all rights, title, and interest whether by way of copyright, trade secret, or otherwise, in all such work, whether or not subject to protection by copyright laws or other intellectual property laws. Employee shall take all actions reasonably requested by Company to vest ownership of such creative work in Company and to permit Company to obtain copyright, trademark, patent, or similar protection in its name.

6.
Accounting for Profits. If Employee violates any of the provisions of this Agreement, Company shall be entitled to an accounting and repayment of all profits, compensation, royalties, commissions, remunerations or benefits which Employee directly or indirectly shall have realized or may realize relating to, growing out of, or in connection with any such violation. Such remedy shall be in addition to and not in lieu of any injunctive relief or other rights or remedies to which Company is or may be entitled at law or in equity or otherwise under this Agreement.

7.
Injunctive Relief. Employee understands and agrees that Company shall suffer irreparable harm in the event that Employee breaches any the provisions of this Agreement and that monetary damages shall be inadequate to fully compensate Company for such breach. Accordingly, Employee agrees that, in the event of a breach or threatened breach by Employee of any of the provisions of this Agreement, Company, in addition to and not in lieu of any other rights, remedies or damages available to Company at law or in equity, shall be entitled to a temporary restraining order, preliminary injunction and permanent injunction in order to prevent or restrain any such breach or threatened breach by Employee, or by any or all of Employee’s partners, co-venturers, employers, employees, servants, agents, representatives, and any and all persons directly or indirectly acting for, on behalf of or with Employee.

8.
Remedies in General. If Employee fails to abide by this Agreement or any provision of it, Company will be entitled to specific performance, including immediate issuance of a temporary restraining order or preliminary injunction enforcing this Agreement, and to judgment for damages caused by Employee’s breach, and to any other remedies provided by applicable law. Subsequent employers shall have this covenant disclosed to them either by Employee or by Company at the discretion of Company. The provisions of this Agreement are in addition to and not in lieu of any rights or obligations of Company or Employee under any applicable statute, regulation, or common law.

9.
Attorney Fees. In the event this Agreement is placed in the hands of any attorney or in any action at law or in equity, administrative proceeding, or arbitration instituted to enforce or interpret the terms of this Agreement, including proceedings before any bankruptcy court of the United States, the prevailing party shall be entitled to recover from the other party reasonable attorneys fees, costs, and necessary disbursements at trial and on any appeal therefrom, in addition to any other relief to which such party may be entitled.

10.
Severability. If any provision, or portion thereof, in this Agreement is invalid or legally unenforceable, it shall be enforced to the extent possible, and all other provisions hereof shall remain in full force and effect.

11.
Waiver. The waiver by either the Company or Employee of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by either party and shall in no way affect the enforcement of all the other provisions of this Agreement.

12.	Survival. The terms of this Agreement survive the termination of Employee’s employment.